SUPPLEMENT DATED JANUARY 8, 1999
                      TO THE PROSPECTUS DATED JUNE 30, 1998
                      OF GLENBROOK LIFE AND ANNUITY COMPANY
                    FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                               INSURANCE CONTRACTS


The following information is added to your prospectus for the Glenbrook Life and Annuity Company Flexible Premium Variable Universal Life Insurance Contracts:

     Under "Guarantee Period" page 9:

     The first sentence under the heading "Guarantee Period" is removed in its entirety and replaced with the following:

     The Contract will not be terminated during the guarantee period even if the cash surrender value is zero as long as the amount of the cumulative premiums paid less partial withdrawals and contract loans is more than the Cumulative Guarantee Period Premium.

Please retain this supplement for future reference.

The date of this supplement is January 8, 1999.